=============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              ________________



                                 FORM 11-K


                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 1998

                              OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
For the transition period from _________ to __________

                Commission file number: 0-15264

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Manatron, Inc., 2970 South 9th Street, Kalamazoo, Michigan 49009



=============================================================================

                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN


                 FINANCIAL STATEMENTS AND SCHEDULES

                   AS OF DECEMBER 31, 1998 AND 1997

                    TOGETHER WITH AUDITORS' REPORT

                 Report of Independent Public Accountants




To the Administrative Committee of the
Manatron, Inc. Employee Stock Ownership
and Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Grand Rapids, Michigan,
May 13, 1999

                            MANATRON, INC.
          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                   AS OF DECEMBER 31, 1998 AND 1997
                                                                         1998             1997
                                                                    -------------     ------------
ASSETS:

  Participant directed investments (Note 1):
     Manatron, Inc. Common Stock Fund                               $     945,592     $   250,765
     Guaranteed Investment Contract Fund                                  382,774         330,207
     Munder Intermediate Bond Fund                                         54,571          26,076
     Fidelity Magellan Fund                                             1,094,749         729,836
     Fidelity Puritan Fund                                                748,818         585,091
     Fidelity Worldwide Fund                                              508,443         438,240
     Munder Small Company Growth Fund                                     419,614         399,316
     Munder Balanced Fund                                                 142,422         121,901
     Munder Index 500 Fund                                                877,103         626,002
     Participant loans receivable                                          27,415          21,254
     Contributions receivable                                              70,779          58,618
                                                                    -------------     -----------

                Total participant directed investments                  5,272,280       3,587,306
                                                                    -------------     -----------

  Employee Stock Ownership Plan investments:
     Unallocated Shares of Manatron, Inc. common stock                    235,786         116,087
     Shares of Manatron, Inc. common
       stock allocated to participants                                    749,205         154,620
                                                                    -------------     -----------

                Total Employee Stock Ownership Plan investments           984,991         270,707


                Total assets                                            6,257,271       3,858,013
                                                                    -------------     -----------
LIABILITIES:

  Loan payable to bank                                                    150,000         250,000
                                                                    -------------     -----------

                Total liabilities                                         150,000         250,000
                                                                    -------------     -----------



                                     -2-

NET ASSETS AVAILABLE FOR BENEFITS                                   $   6,107,271     $ 3,608,013
                                                                    =============     ===========

The accompanying notes to financial statements are an integral part of these statements.

                                           MANATRON, INC.
                         EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                FOR THE YEAR ENDED DECEMBER 31, 1998
                                                                             PARTICIPANT DIRECTED
                                                  --------------------------------------------------------------------------------
                                                  MANATRON   GUARANTEED
                                                   COMMON    INVESTMENT    MUNDER     FIDELITY   FIDELITY  FIDELITY      MUNDER
                                                   STOCK      CONTRACT  INTERMEDIATE  MAGELLAN   PURITAN  WORLDWIDE  SMALL COMPANY
                                                    FUND         FUND     BOND FUND     FUND      FUND       FUND     GROWTH FUND
                                                  ---------  ---------- ------------  --------  --------  ---------  -------------
Investment income:
    Net appreciation (depreciation)
      in fair value of investments               $634,646   $      --   $    128     $216,727   $ 28,135   $ 12,680   $ (53,870)
    Interest and dividends                             (1)     20,260      2,142       49,531     74,631     16,046      27,480
    Other receipts                                     --       1,594         --           --         --         --          --
                                                 --------   ---------   --------   ----------   --------   --------   ---------

         Total investment income (loss)           634,645      21,854      2,270      266,258    102,766     28,726     (26,390)
                                                 --------   ---------   --------   ----------   --------   --------   ---------

Contributions:
    Employee                                        8,715      32,537      2,017       29,087     17,553     14,216      13,620
    Employer                                       34,269      37,404      8,484      113,567     72,241     60,590      64,095
                                                 --------   ---------   --------   ----------   --------   --------   ---------

         Total contributions                       42,984      69,941     10,501      142,654     89,794     74,806      77,715
                                                 --------   ---------   --------   ----------   --------   --------   ---------

         Total additions                          677,629      91,795     12,771      408,912    192,560    103,532      51,325
                                                 --------   ---------   --------   ----------   --------   --------   ---------

  Benefit payments                                (14,885)    (30,366)       (13)     (49,345)   (25,848)   (20,891)    (15,815)
  Interest expense                                     --          --         --           --         --         --          --
                                                 --------   ---------   --------   ----------   --------   --------   ---------

        Total deductions                          (14,885)    (30,366)       (13)     (49,345)   (25,848)   (20,891)    (15,815)
                                                 --------   ---------   --------   ----------   --------   --------   ---------

INTERFUND TRANSFERS                                31,801      14,067     15,820        7,142     (5,068)   (15,638)    (17,778)






                                     -4-

ALLOCATION OF 28,568 SHARES                            --          --         --           --         --         --          --
                                                 --------   ---------   --------   ----------   --------   --------   ---------
         Changes in net assets available
               for benefits                       694,545      75,496     28,578      366,709    161,644     67,003      17,732
                                                 --------   ---------   --------   ----------   --------   --------   ---------

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                               253,737     335,321     26,832      742,377    593,706    446,167     406,753
                                                 --------   ---------   --------   ----------   --------   --------   ---------
  End of year                                    $948,282   $ 410,817   $ 55,410   $1,109,086   $755,350   $513,170   $ 424,485
                                                 ========   =========   ========   ==========   ========   ========   =========

       The accompanying notes to financial statements are an integral part of this statement.

                                           MANATRON, INC.
                         EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                FOR THE YEAR ENDED DECEMBER 31, 1998
                                            (Continued)
                                                  PARTICIPANT DIRECTED                              ESOP INVESTMENTS
                                       ---------------------------------------       -------------------------------------------
                                         MUNDER         MUNDER    PARTICIPANT
                                        BALANCED      INDEX 500      LOANS
                                          FUND           FUND      RECEIVABLE        ALLOCATED       UNALLOCATED         TOTAL
                                        ---------     ---------   ------------       ---------       -----------       --------
Investment income:
    Net appreciation (depreciation)
      in fair value of investments      $   (4,183)   $  169,585     $         --     $  498,162       $  166,121     $1,668,131
    Interest and dividends                  18,652        17,086            2,839             --               --        228,666
    Other receipts                              --            --               --             --               --          1,594
                                        ----------    ----------     ------------     ----------       ----------     ----------

        Total investment income (loss)      14,469       186,671            2,839        498,162          166,121      1,898,391
                                        ----------    ----------     ------------     ----------       ----------     ----------
  Contributions:
    Employee                                 6,136        27,271               --             --               --        151,152
    Employer                                23,056       109,300               --         50,000          118,037        691,043
                                        ----------    ----------     ------------     ----------       ----------     ----------

        Total contributions                 29,192       136,571               --         50,000          118,037        842,195
                                        ----------    ----------     ------------     ----------       ----------     ----------

        Total additions                     43,661       323,242            2,839        548,162          284,158      2,740,586
                                        ----------    ----------     ------------     ----------       ----------     ----------

    Benefit payments                       (18,045)      (41,956)          (6,127)            --               --       (223,291)
    Interest expense                            --            --               --             --          (18,037)       (18,037)
                                        ----------    ----------     ------------     ----------       ----------     ----------

        Total deductions                   (18,045)      (41,956)              --             --          (18,037)      (241,328)
                                        ----------    ----------     ------------     ----------       ----------     ----------

INTERFUND TRANSFERS                        (10,129)      (29,666)           9,449             --               --             --

ALLOCATION OF 28,568 SHARES                     --            --               --         46,423          (46,423)            --
                                        ----------    ----------     ------------     ----------       ----------     ----------
        Changes in net assets
           available for benefits           15,487       251,620            6,161        594,585         219,698       2,499,258
                                        ----------    ----------     ------------     ----------       ----------     ----------

                                     -6-

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                        124,601       636,558           21,254        154,620         (133,913)     3,608,013
                                        ----------    ----------     ------------     ----------       ----------     ----------
  End of year                           $  140,088    $  888,178     $     27,415     $  749,205       $   85,785     $6,107,271
                                        ==========    ==========     ============     ==========       ==========     ==========

     The accompanying notes to financial statements are an integral part of this statement.

                                           MANATRON, INC.
                         EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                FOR THE YEAR ENDED DECEMBER 31, 1997
                                                                             PARTICIPANT DIRECTED
                                                  --------------------------------------------------------------------------------
                                                  MANATRON   GUARANTEED
                                                   COMMON    INVESTMENT    MUNDER     FIDELITY   FIDELITY  FIDELITY      MUNDER
                                                   STOCK      CONTRACT  INTERMEDIATE  MAGELLAN   PURITAN  WORLDWIDE  SMALL COMPANY
                                                    FUND         FUND     BOND FUND     FUND      FUND       FUND     GROWTH FUND
                                                  ---------  ---------- ------------  --------  --------  ---------  -------------
Investment income:
    Net appreciation (depreciation)
      in fair value of investments               $  1,662   $      --   $    245     $ 98,927   $ 57,092   $ 10,312   $  14,964
    Interest and dividends                             --      17,473      1,315       45,987     45,767     32,172      65,429
    Other receipts                                127,200       2,359         25        2,760      3,801      2,381       1,832
                                                 --------   ---------   --------     --------   --------   --------   ---------

         Total investment income (loss)           128,862      19,832      1,585      147,674    106,660     44,865      82,225
                                                 --------   ---------   --------     --------   --------   --------   ---------

Contributions:
    Employee                                       25,833      48,698      6,894      107,353     79,278     70,833      70,086
    Employer                                        4,226       6,985        926       15,790     10,513      9,690       7,626
                                                 --------   ---------   --------     --------   --------   --------   ---------

         Total contributions                       30,059      55,683      7,820      123,143     89,791     80,523      77,712
                                                 --------   ---------   --------     --------   --------   --------   ---------

         Total additions                          158,921      75,515      9,405      270,817    196,451    125,388     159,937
                                                 --------   ---------   --------     --------   --------   --------   ---------

  Benefit payments                                 (9,063)    (36,701)      (443)     (43,727)   (26,772)   (17,138)    (34,408)
  Interest expense                                     --          --         --           --         --         --          --
                                                 --------   ---------   --------     --------   --------   --------   ---------

        Total deductions                           (9,063)    (36,701)      (443)     (43,727)   (26,772)   (17,138)    (34,408)
                                                 --------   ---------   --------     --------   --------   --------   ---------

INTERFUND TRANSFERS                                18,676      23,638      4,306      (38,138)   (27,306)   (13,217)     14,024






                                     -8-

ALLOCATION OF 28,568 SHARES                            --          --         --           --         --         --          --
                                                 --------   ---------   --------     --------   --------   --------   ---------
         Changes in net assets available
               for benefits                       168,534      62,452     13,268      188,952    142,373     95,033     139,553
                                                 --------   ---------   --------     --------   --------   --------   ---------

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                                85,203     272,869     13,564      553,425    451,333    351,134     267,200
                                                 --------   ---------   --------     --------   --------   --------   ---------
  End of year                                    $253,737   $ 335,321   $ 26,832     $742,377   $593,706   $446,167   $ 406,753
                                                 ========   =========   ========     ========   ========   ========   =========

     The accompanying notes to financial statements are an integral part of this statement.

                                           MANATRON, INC.
                         EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                FOR THE YEAR ENDED DECEMBER 31, 1997
                                            (Continued)
                                                  PARTICIPANT DIRECTED                              ESOP INVESTMENTS
                                       ---------------------------------------       -------------------------------------------
                                         MUNDER         MUNDER    PARTICIPANT
                                        BALANCED      INDEX 500      LOANS
                                          FUND           FUND      RECEIVABLE        ALLOCATED       UNALLOCATED         TOTAL
                                        ---------     ---------   ------------       ---------       -----------       --------
Investment income:
    Net appreciation (depreciation)
      in fair value of investments      $    3,728    $   80,527     $         --     $   (2,509)      $    8,929     $  273,877
    Interest and dividends                  12,683        63,016            1,473             --               --        285,315
    Other receipts                             226         1,508               --             --               --        142,164
                                        ----------    ----------     ------------     ----------       ----------     ----------

        Total investment income (loss)      16,637       145,123            1,473         (2,509)           8,929        701,356
                                        ----------    ----------     ------------     ----------       ----------     ----------
  Contributions:
    Employee                                25,674        95,839               --             --               --        530,488
    Employer                                 4,009        12,603               --         50,000          126,050        248,418
                                        ----------    ----------     ------------     ----------       ----------     ----------

        Total contributions                 29,683       108,442               --         50,000          126,050        778,906
                                        ----------    ----------     ------------     ----------       ----------     ----------

        Total additions                     46,320       253,565            1,473         47,491          134,979      1,480,262
                                        ----------    ----------     ------------     ----------       ----------     ----------

    Benefit payments                        (4,779)      (34,643)              --             --               --       (207,674)
    Interest expense                            --            --               --             --          (26,050)       (26,050)
                                        ----------    ----------     ------------     ----------       ----------     ----------

        Total deductions                    (4,779)      (34,643)              --             --          (26,050)      (233,724)
                                        ----------    ----------     ------------     ----------       ----------     ----------

INTERFUND TRANSFERS                          1,164         5,072           11,781             --               --             --

ALLOCATION OF 28,568 SHARES                     --            --               --         42,851          (42,851)            --
                                        ----------    ----------     ------------     ----------       ----------     ----------
        Changes in net assets
           available for benefits           42,705       223,994           13,254         90,342          66,078       1,246,538
                                        ----------    ----------     ------------     ----------       ----------     ----------

                                     -10-

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of year                         81,896       412,564            8,000         64,278         (199,991)     2,361,475
                                        ----------    ----------     ------------     ----------       ----------     ----------
  End of year                           $  124,601    $  636,558     $     21,254     $  154,620       $ (133,913)    $3,608,013
                                        ==========    ==========     ============     ==========       ==========     ==========

     The accompanying notes to financial statements are an integral part of this statement.

                              MANATRON, INC.
             EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                       NOTES TO FINANCIAL STATEMENTS


(1) DESCRIPTION OF PLAN

       The following description of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

     GENERAL

       The Plan was established in 1988, by Manatron, Inc. (the "Company" or "Sponsor") as the Manatron, Inc. Salary Deferral Plan. In 1995, the Company amended the Plan to include a leveraged employee stock ownership plan ("ESOP") feature, and renamed the Plan the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan. The Plan is designed to comply with specific sections and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is therefore subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       In connection with the amendment, the Plan purchased 142,858 shares of the Company's common stock for $500,000 from Allen F. Peat, former Chairman and Chief Executive Officer of the Company; using the proceeds of a bank borrowing (see Notes 3 and 5). The stock is held by the Plan in a trust established under the Plan. The bank borrowing is to be repaid quarterly over a period of five years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

       Overall responsibility for administering the Plan rests with the Plan Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Plan's Trustee, is responsible for the management and control of the Plan's assets and has discretionary responsibility for the investment and management of such assets.

     ELIGIBILITY

       The Plan is a defined contribution plan covering substantially all employees of the Company, ATEK Information Systems, Inc., Sabre

                              MANATRON, INC.
             EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


(1) DESCRIPTION OF PLAN (Continued)

       Systems, Inc. and Specialized Data Systems, Inc. (together the "Employers"). Generally, an employee may become a participant in the Plan on the entry date following completion of one year of eligible service and having attained age 21, as described in the Plan.

     CONTRIBUTIONS AND VESTING

       The Plan provides for three different types of contributions:

          ESOP CONTRIBUTION - As previously described, each plan year, the Company will contribute the required loan payments to the ESOP trust. At the time of each payment, 7,142 shares of Company common stock held by the ESOP trust will be committed for release to plan participants. Released shares will be allocated to individual participant accounts based on the percentage of the individual participant's compensation to all eligible participants' compensation for the plan year. Participants must be employed on the last day of the plan year to be eligible for Company contributions. The Company made discretionary contributions of 12,500 and 23,731 shares to the Plan in 1998 and 1997, respectively.

          PROFIT-SHARING CONTRIBUTION - Each year the Company will decide whether to make a profit-sharing contribution to the Plan and the amount to be contributed. Participants must be employed on the last day of the plan year to be eligible for the Company contribution. The amount credited to a participant's profit-sharing account will be determined in the same manner as the ESOP contributions.

          ELECTIVE SALARY DEFERRAL CONTRIBUTIONS - Employees who participate in the Plan can elect to make voluntary pre-tax contributions in an amount between 1% and 15% of their annual compensation. Annual participant contributions are limited to the maximum amount permitted by the Code, $10,000 in 1998. The Company's matching contribution (currently 25% of participant's contribution up to 5% of eligible pay) is set forth in the Plan document and may be changed by resolution of the Company. The Company's matching contributions during 1998 and 1997 were approximately $90,000 and $72,000, respectively.

                              MANATRON, INC.
             EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


(1) DESCRIPTION OF PLAN (Continued)

          VESTING - Participants are 100% vested in rollovers, direct transfers, elective salary deferral contributions, matching contributions and non-elective contribution accounts. Vesting for ESOP and profit-sharing contribution accounts is determined by the years of vesting service. One year of vesting service is 1,000 hours or more of service in the plan year. Participants become 20% vested after three years of vesting service and continue to vest 20% annually until they are 100% vested.

     INVESTMENT OPTIONS

       Participants may direct their elective salary deferral, company matching and profit sharing contributions, in 5% increments, in any of the following investment options:

          MANATRON INC. COMMON STOCK FUND - This fund invests in common stock of the Company which currently trades on The Nasdaq Stock Market.

          GUARANTEED INVESTMENT CONTRACT FUND - An investment fund that seeks to safeguard principal and offer a return that will exceed the returns of money market funds.

          MUNDER INTERMEDIATE BOND FUND - A broadly diversified portfolio of high quality fixed income securities with maturities from six to ten years.

          FIDELITY MAGELLAN FUND - A common stock fund which emphasizes growth potential. The fund may hold both foreign and domestic stocks as well as debt securities.

          FIDELITY PURITAN FUND - A balanced fund which invests in both equity and fixed income investments. The fund may invest in foreign holdings and the fixed income portion may be of any quality or maturity.

          FIDELITY WORLDWIDE FUND - An equity fund which invests globally - both U.S. and non-U.S. stocks. A portion of the fund will always be invested in the U.S. market.

                              MANATRON, INC.
             EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


(1) DESCRIPTION OF PLAN (Continued)

          MUNDER SMALL COMPANY GROWTH FUND - The fund invests in equity securities which are issued by companies smaller than those found on the major indices, such as the S&P 500.

          MUNDER BALANCED FUND - A balanced portfolio utilizing the three major asset groups: equity securities, fixed income securities and cash equivalents.

          MUNDER INDEX 500 FUND - A fund which provides price performance and income that is comparable to the performance of the S&P 500.

          MUNDER CASH INVESTMENT FUND - A money market portfolio invested in high quality money market securities with an average maturity of less than 90 days.

          The following investments represent 5% or more of the Plans' net assets as of December 31,:

                                                1998                 1997
                                             ----------            --------
          Manatron Stock Fund                $  948,282            $253,737
          Guaranteed Investment
            Contract Fund                       410,817             335,321
          Fidelity Magellan Fund              1,109,086             742,377
          Fidelity Worldwide Fund               513,170             446,167
          Fidelity Puritan Fund                 755,350             593,706
          Munder Small Company Fund
            Growth Fund                         424,485             406,753
          Munder Index 500 Fund                 888,178             636,558
          ESOP investment in Manatron
            Common Stock                        785,720             232,144

     PARTICIPANT LOANS

       Participants of the Plan may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of

                              MANATRON, INC.
             EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


(1) DESCRIPTION OF PLAN (Continued)

       their account balance. Loan transactions are treated as a transfer to (from) the related investment fund from (to) the Participant Loan Fund. Loan terms of the promissory notes range from one to five years or a reasonable period for the purchase of a primary residence. The promissory notes are secured by the balance in the participant's account and bear interest at a reasonable rate established at the time of the loan by the Plan administrator. Principal and interest payments will be made ratably through payroll deductions. Currently there are five loans outstanding with a total face value of $27,415.

     NET INVESTMENT INCOME

       Investment income is allocated to participants based on the ratio of a participant's balance in each investment fund to total participant balances in the corresponding investment fund.

     FORFEITURES

       After an employee terminates employment, any non-vested amounts in the participant's account will be forfeited. Forfeited amounts are allocated to all remaining participants in the same manner as investment income.

     DISTRIBUTIONS TO PARTICIPANTS

       Distributions to participants generally occur upon a participant's retirement or termination of employment. However, participants may defer distribution of their benefits until reaching age 70 1/2. Vested balances of retired or terminated participants will be distributed in a lump sum payment, annuity, installments or transfer.

     ADMINISTRATIVE EXPENSE

       The Plan is administered by the Company. Although not obligated to do so, the Company paid administrative expenses and trustee fees on behalf of the Plan totaling approximately $13,000 and $14,000 in 1998 and 1997, respectively.

                              MANATRON, INC.
             EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


(1) DESCRIPTION OF PLAN (Continued)

     PLAN TERMINATION

       Although it has no current intent to do so, the Company reserves the right to terminate the Plan and trust, or to cease or suspend further contributions, at any time, subject to plan provisions and applicable provisions of ERISA. Upon termination of the Plan, all participant's accounts become fully vested and non-forfeitable.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

       The accompanying financial statements are presented on the accrual basis of accounting.

     INVESTMENTS

       The quoted market price, as reported by the Trustee, was used to approximate the current value for all investments reported at fair value as reported by the trustee. Net appreciation (depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Benefits is comprised of unrealized gains or losses resulting from changes in market prices and realized gains and losses on sales of investments.

     USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     RECLASSIFICATIONS

       Certain amounts in the financial statements as of December 31, 1997, have been reclassified to conform to the current year presentation.

                              MANATRON, INC.
             EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


(3) LOAN PAYABLE

       In connection with the stock purchase described in Note 1, the Plan entered into a $500,000 term loan agreement with the Trustee. The borrowing is collateralized by the unallocated shares of ESOP stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. The loan agreement provides for quarterly principal payments of $25,000 over five years. The loan bears interest at the prime rate of the lender, which at December 31, 1998 was 7.75%. A summary of future debt maturities is as follows:

                        YEAR                      AMOUNT
                      -------                    --------
                        1999                      100,000
                        2000                       50,000

(4) TAX STATUS

       On August 22, 1996, the Plan received a favorable determination letter from the Internal Revenue Service stating that the Plan, as amended, is in compliance with Section 401(a) of the Code and, therefore, the Plan and underlying trust continue to be tax exempt.

(5) RELATED PARTY TRANSACTIONS

       As described in Note 1, in connection with the establishment of the ESOP, the Plan purchased 142,858 shares from Allen F. Peat, the Company's former Chairman and Chief Executive Officer, for $500,000, $3.50 per share. The Plan's management and Allen F. Peat intended this transaction to be conducted at the current market value of the Company's stock on the date of purchase. The actual market value on the date the transaction occurred was $3.25 per share based on the "average" trade price. Because the Company's stock is very thinly traded, and the average trade price on that date was based on less than 1,000 traded shares, management believes the transaction approximated fair market value.

                                                                                                    SCHEDULE I
                              MANATRON, INC.
             EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                   EIN:  38-1983228   PLAN NUMBER:  002
        ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1998

     IDENTITY OF                                      DESCRIPTION OF                                    FAIR
   PARTY INVOLVED                                       INVESTMENT                      COST            VALUE
--------------------------                              ----------                   ---------        ----------
Participant Directed
  Investments:

    <F*>Manatron, Inc.                        Manatron, Inc. Common Stock
                                                  Fund (171,879 shares)           $   376,568         $  945,592

    <F*>Comerica, Inc.                        Guaranteed Investment Contract
                                                  Fund (382,774 units)                382,774            382,774

                                              Munder Intermediate
                                                  Bond Fund (5,702 shares)             54,635             54,571

                                              Fidelity Magellan
                                                  Fund (9,061 shares)                 795,015          1,094,749

                                              Fidelity Puritan
                                                  Fund (37,310 shares)                651,335            748,818

                                              Fidelity Worldwide
                                                  Fund (30,758 shares)                454,214            508,443

                                              Munder Small Company Growth
                                                  Fund (24,005 shares)                411,427            419,614

                                              Munder Balanced Fund
                                                  (11,655 shares)                     148,676            142,422

                                              Munder Index 500 Fund
                                                  (33,426 shares)                     822,186            877,103

Contributions Receivable                      Employer and Employee
                                              Contributions Receivable                 70,779             70,779




                                     -19-

Participant Loan
Balances:                                     Participant Loans Receivable,
    <F*>Comerica, Inc.                        interest at rates ranging
                                              from 10.627% to 9.25%,
                                              maturing at various dates
                                              through 2003.                            27,415             27,415
                                                                                   ----------         ----------

Total Participant
Directed Investments                                                                4,195,024          5,272,280
                                                                                   ----------         ----------
Employee Stock Ownership
    Plan Investments:
         <F*>Comerica, Inc.                      Manatron, Inc. Common
                                                 Stock (179,089 shares)               600,000            984,991
                                                                                   ----------         ----------

Total plan investments                                                             $4,795,024         $6,257,271
                                                                                   ==========         ==========

<F*>  Indicates a party-in-interest.

                                                                                                                     SCHEDULE II

                                           MANATRON, INC.
                           EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                                 EIN:  38-1983228  PLAN NUMBER:  002
                            ITEM 27a - SCHEDULE OF REPORTABLE TRANSACTIONS
                                  FOR THE YEAR ENDED DECEMBER 31, 1998

                                         AMOUNTS RECEIVED DURING
                                             REPORTING YEAR               UNPAID                             AMOUNT OVERDUE
IDENTITY OF ISSUER AND      ORIGINAL     -----------------------        BALANCE AT       DESCRIPTION      ---------------------
DESCRIPTION OF OBLIGOR   AMOUNT OF LOSS   PRINCIPAL    INTEREST     DECEMBER 31, 1998      OF LOAN        PRINCIPAL    INTEREST
----------------------   --------------  -----------  ----------    -----------------  ---------------    ---------    --------
Robert Smith                 $8,000         $1,343       $523            $5,176        12/1/96 open date    $117          $67
                                                                                       11/11/01 maturity
                                                                                       9.25% interest rate

                                                                                                                    SCHEDULE III

                                           MANATRON, INC.
                           EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN
                                 EIN:  38-1983228  PLAN NUMBER:  002
                            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                  FOR THE YEAR ENDED DECEMBER 31, 1998

                                                         PURCHASES                                    SALES
                                         ----------------------------------    -------------------------------------------------
      IDENTITY OF ISSUER AND                   NUMBER OF           PURCHASE      NUMBER OF                  COST OF
     DESCRIPTION OF INVESTMENT               TRANSACTIONS           PRICE      TRANSACTIONS   PROCEEDS       ASSET      NET GAIN
     -------------------------           ------------------        --------    ------------   --------   -------------  --------
Participant Directed Investments:
<F*>Comerica, Inc.
      Fidelity Magellan Fund                       84              $227,915         32        $ 74,098      $64,370     $ 9,728
      Fidelity Puritan Fund                        69               181,137         32          44,235       39,327       4,908
      Munder Small Company Growth Fund             82               199,244         28          59,279       56,578       2,701
      Munder Index 500 Fund                        83               205,673         37         122,972       93,862      29,110

<F*>Indicates a party-in-interest.

Exhibits:

  23      Consent of Arthur Andersen LLP dated June 29, 1999.



                               SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  June 29, 1999         MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND
                              SALARY DEFERRAL PLAN


                              By: /S/ PAUL R. SYLVESTER
                                  Paul R. Sylvester
                                  President and Chief Executive Officer
                                  and Member of the Administrative
                                  Committee of the Manatron, Inc. Salary
                                  Deferral and Employee Stock Option Plan

                               EXHIBIT INDEX



EXHIBIT                       DOCUMENT

  23           Consent of Arthur Andersen LLP dated June 29, 1999